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Collectibles is a completely underserved, $450 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 60 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.

Christian Braun Collector of Collectors & CEO @ hobbyDB

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Why you may want to invest in us...

1. We are poised to conquer an underserved, $450 billion market comprised of 75 million collectors

2. hobbyDB is home to 480,000 collectors who have collections worth $911 million

3. $4 million in capital raised from Producer Adam Goldberg, Techstars, & 680 collectors just like you

4. We power the databases and price guides behind brands such as Funko and Hard Rock International

5. Funko is profitable for us, representing an annual contribution of $250,000 and growing

6. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40 million GMV

7. User wish lists house 8.6 million items worth $767 million

Why investors ❤ us

WE'VE RAISED $4,906,874 SINCE OUR FOUNDING



I am always interested in pursuing projects that help collectors and elevate the hobby. HobbyDB is an integral part of that equation. By working to catalog so many items and variations of known collectibles, the most comprehensive database for collectors has been created. The site grows daily and the knowledge shared is unparalleled.

The ability to show your items and share with other collectors at one central

location on the web your favorite items is just one feature. Perhaps you can find that one items you have been searching for years, and then connect and acquire it. We all know that feeling collectors have when their passion is ignited.

It is more rewarding for a collector to

... read more

Bruce Pascal Executive Managin Director

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $1,000 PREVIOUSLY



I like the concept lets conquer the world

Andre Harrell

I love investing in startups that we benefit the world and upset the status quo.



I invested because I use hobbyDB and believe in it

Shawn Taylor

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Christian Braun

Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.



Alexandra Lindsay

Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



David Parker

Crafter for Collectors - Development

18 years Software Engineering experience, Software Engineer and Consultant for the United States Air Force.

Downloads

hobbyDB Deck CF2 Oct.pdf

For collectors, by collectors like you.

We are home to more than 480K collectors who use hobbyDB to research and manage their collections.


Insure
your



What makes us different from the other platforms is our foundation - a database of every collectible ever made supercharged by a price guide. Built and maintained by the most awesome community of super-fans and collectors around, our goal is to add 100 Million collectibles to the database by 2025 (and 100 billion by 2050).

Our army of 2,463 volunteers is the heart of hobbyDB. These fearless souls make up a dedicated task force with special powers that help keep hobbyDB data as accurate and organized as possible.

With the community's help, the database has grown to cover a huge 586,000 collectibles and their related subjects, plus 4.4 million price points.

Get to know the solution for the $450 billion collectible and licensed goods market.

It's larger than every marketplace that you know of. Almost 3x that of Etsy.



	Etsy	hobbyDB
Market Cap	$7.2 Billion	TBD
Industry Size	$155 Billion	$450 Billion
Industry Won	Craft market	Collectible / Merchandising

And collectors are loving it!

With all of this data, hobbyDB is now the authoritative resource for the following collectible brands -



For more than two years, hobbyDB has successfully powered the price guide for the Official Funko App.



Back in 2018, we were approached by the Hard Rock Pin Community to see if we could provide their database and collections a new home. hobbyDB is now THE resource for Hard Rock Pin collectors with more than 90,000 pins in the database along with 80,000 relevant price estimates in the price guide.

 For more than 20 years, The Toy Peddler has been the ultimate specialized marketplace for selling diecast, especially Hot Wheels models.

What our collectors are saying about us -

Since the beginning, we've always wanted to give our collectors the opportunity to own a part of the project. So when crowdfunding became possible, we knew it was the right step to take for our community. And now, we have more than 641 community members who own a piece of hobbyDB.

As we move forward, we want to continue to ensure that fellow collectors, community members, contributors and volunteers always have the opportunity to own a piece of what they use every day and are helping to build.

MEET OUR INDUSTRY BACKERS

Find out why industry leaders love hobbyDB here.

MEET OUR COMMUNITY BACKERS

Get to know our incredible hobbyDB super site contributors who are also owners here.

Adam Goldberg
Book Author on GI Joe and Star Wars figures & formerly VP Hasbro



"When you own an 80's toy collection that could fill the trailers of 10 life-size Optimus Primes, you start to get a little hazy on what items you have and what you still need. I love the hobbyDB concept because it's perfect for helping me keep track by documenting my collection!"

Blossomgirl
HRC Collector, Pin Master & member of the Pin Master Advisory Board



"I am a Hard Rock Pin Collector and hobbyDB has made my hobby great again. This is a great place to log my inventory, sell, trade pin and also learn about other collectable items. I highly recommend them as a place to inventory your collectables."

Derryl DePriest
Book Author on GI Joe and Star Wars figures & formerly VP Hasbro



"In the world of collectibles, data is everything – is the bedrock that enables cataloging, tracking, valuation, commerce, and sharing. I believe in the mission and strategy that the hobbyDB team is taking and am proud to be part of the 'team' (and I promise that, in time, I will get you my data from The Collectible GI Joe!)."

Mac Ragan
Book Author & Brand Manager at Johnny Lightning and GreenLight Collectibles

"As a toy-car designer (Johnny Lightning and GreenLight brands), collector (1:64 die-cast), and author, I find the international scope of hobbyDB invaluable. For me, the company provides a great research tool and I hope it continues to grow. I rely on it more and more every year!"

Matt Oldweiler
Founder of GeePeeKay



"When you own an 80's toy collection that could fill the trailers of 10 life-size Optimus Primes, you start to get a little hazy on what items you have and what you still need. I love the hobbyDB concept because it's perfect for helping me keep track by documenting my collection!"

Get to know how hobbyDB can help you with your collection -





Organize your collection, exactly the way you want it.

With hobbyDB's advanced collection management tools, you'll always have a detailed record of the items you own, accessible with just a few clicks!

And, with the power of the database at your fingertips, you'll be able to see even the slightest variation, which can sometimes make a HUGE difference in the value of your item.



No other resource goes to that level of detail.

And with the Wishlist, you will never again miss an item that you need when it comes up for sale.





Our community's wish lists already represent the potential of $767m in marketplace sales.

Know exactly how much your collection is worth!

Price Tracker - Using the hobbyDB price tracker, see how much any of your favorite collectibles are worth and how their values change over time.



You can also chart the value of your collection and track your the value of your top ten items over time.

The price guide now has 4.4M estimated values and we have plans to grow it to 10M price points by 2021. Currently the price points come from hobbyDB and other online marketplaces, and we are adding the ability to add retail prices, auction house prices and printed price guides to the database.

Show your collection to the world.

Curate and display your collection the way you like to.



Collectors have never really had one place to show off all of their collection to their online communities. Now with the hobbyDB Showcase, members can customize the way they display their collections to the world.

Buy & Sell with confidence!

The Marketplace

Harness the power of the database to find the exact item you're looking to add to your collection or sell off to a new home.

How we make money - Conquering one collectible segment at a time

Our first collectible segment is already profitable for us, representing an annual contribution of $249,700 and growing. That is $11.35 per Funko database entry. If we can replicate this process with no other improvements and no new data for the other existing database entries, hobbyDB will earn a net contribution of $45.7m.



Monthly P&L for Funko

Income
Transaction & Affiliate Fees	$9,100
Advertising	$8,400
Data Sale	$10,400
	$27,900

Variable Costs
Finance Fees	$2,600
Customer Service	$2,800
Data	$1,700
	$7,100

Monthly Contribution	$20,800

1. This represents a contribution of $11.35 per Funko related database entry per year (we have approx. 22,000 of them)

2. Replicating this for our other existing database entries hobbyDB would earn a contribution of 45.7m, representing EBITDA of 4.8m after our current fixed costs

FUTURE PLANS FOR THE BUSINESS - What does 2021 look like?

Add even more data to the database

We've got more than 1 million data donations to add to the database. From Comics to film posters, be on the lookout for more of your favorite collectibles in the database in the new year.

Become the ultimate collectible influencers

With thousands of users, we're uniting to create a powerful sphere of influence. We've already partnered with big names in the collectibles industry -- Funko, Hard Rock, Mego, and Topps -- and with the power of our user network, we'll continue to offer valuable input on what true fans want to see created next.

Add even more price points to the price guide

With more than four million price points added to the database already, we're well on our way to becoming the ultimate price guide for collectibles. And with our newest auction house partner, Heritage Auctions, we will be able to double the number of price points in the guide.

Be THE place for every collector to host their collection and wish list (and eventually sell them)

Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles super-powered with a price guide, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

Where will your company be in 5 years? ⌄

With more than 100 million items in the database and 20 million price points in our price

guide we'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $911m worth of items in their collections already, we're well on our way. These future projections cannot be guaranteed.

Why did you choose this idea? ⌄

Collectibles is a completely underserved, $450 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 60 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.

Can I make money from this? ⌄

That is our goal! Instead of asking for donations or participating in a Kickstarter, we want you to actually be able to own a part of hobbyDB, Pop Price Guide, and The Toy Peddler. When you invest in us, you are buying actual shares of the company that you believe in. As we move forward, the overall goal is to become the epi-centre of the collectible world and when possible, pay dividends to our shareholders, pro-rata to your ownership percentage of the company. Also, there is always the opportunity of acquisition, where you would receive pro-rata payment of the sales price.

Do you offer perks? ⌄

Absolutely! As a hobbyDB shareholder, you get the following -

1. Advance notice of upcoming Exclusives on hobbyDB and our other brand sites - something we'll be doing more of in the future!

2. Be first in line for tickets to an upcoming Pop Culture Hall of Fame and Model Car Hall Of Fame event - and for the Exclusive promo items!

3. Be part of the expert groups we'll be forming as advice-givers for brands who approach us about what collectors want them to make!

4. Get exclusive first-look access to new hobbyDB features and designs as part of our feedback focus groups!

5. Exclusive first-chance invites to other collector events including meet-and-greets with top designers, manufacturers and legends of the collectible industries!

What would you do with the money you raise? ⌄

Add more data - hobbyDB has received more than 1 million data donations and counting! We plan to scale our data import technology in order to help add this data as quickly as possible, without sacrificing its accuracy (more on this on https://blog.hobbydb.com/2016/10/24/hobbydb-1-million-data-donations-and-counting).

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Pop culture is exploding! With more media streams and more collectors collecting more stuff than ever before, the number of people who need to research, track collections, buy & sell collectibles is soaring! No competitors have been able to get this right as they are missing the core foundation - a database! We've built the right infrastructure to ensure collectors will have access to all the data and prices they need when researching, managing, valuing, and selling their collections.

How will you make money? ⌄

We make money in four ways - marketplace transaction income, affiliate revenue, collectible insurance packages, and market insights for brands. As discussed in the profile, we move collectible segment to segment, and are already profitable in our first segment, Funko.

What do you understand that your competitors don't? ⌄

As collectors ourselves, we understand what fellow collectors want and need to see in an

As collectors ourselves, we understand what fellow collectors want and need to see in an all-in-one collectible resource. We've built hobbyDB in a way that caters to all collector types -- specialist collectors (say people who only collect Funko), more type-oriented collectors (someone who collects Action Figures, Comics, and Shot Glasses), and theme collectors (such as James Bond or objects about Boston). So no matter what you collect, hobbyDB can be your home.

What is your proudest accomplishment? ⌄

Our database! With the help of our Advisory Council and team of volunteers, we've cracked the code to enable the ability to document any type of collectible ever made. Built from the ground up, our flexible database structure and taxonomy make it so Hot Wheels, Barbie, Decoys, Shot Glasses, and Pop!s can all live together in harmony on a single database. With powerful filters and search tools, you can dive into your specific fandom, or just browse everything that the database has to offer.

Now we have more than 586k items in the database that cover more than 108 item types including action figures, corkscrews, enamel pins, video games, and challenge coins (just to name a few).

How far along are you? What's your biggest obstacle? ⌄

Previously, our biggest obstacle was finding a way to document the enormous variety of collectible types in one database, while satisfying expert collectors and being accessible to new users. Now that we've achieved this, our biggest obstacle is getting huge amounts of new data into the database as quickly and efficiently as possible. And we need your help! Have some data, photos, price points, etc that you'd like to see on hobbyDB? Join us as a hobbyDB owner.

Who are your competitors? Who is the biggest threat? ⌄

To help with research, collectors can use Wikipedia or Google. However, the devil is in the details, and where Wikipedia has one page on a brand, we can have thousands of collectibles. Take for example our 90,000 Hard Rock Cafe pins. We dive into the details, as the smallest characteristic can really matter to a collector (and often influences value).

Our collectors used to use excel to keep track of their collections, but now with hobbyDB collection management, when they are ready to sell, it's super easy to list their items with one click.

To help with buying and selling collectibles, collectors can use sites like eBay. However, this service is expensive and is not designed with the collector in mind.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We have a strong core group of folks that believe in us and our mission. So strong that we've already received more than 1 million data donations -- information on different collectibles ranging from CDs of slot car prices to books documenting corkscrews -- that are ready to be added to the database. In order to maintain our accuracy and depth of data, we rely on collectors who have expertise in specific areas. We will continue to build our tools to make it easy for anyone to add to the database.

We need to ensure that our site speed & UX are top flight as we have some advanced functionality that is complex to load and communicate; our tools also need to be super easy to use to make it fast and simple for people to update our database.

What do you need the most help with? ⌄

Data! Join us in our mission to document the collectible universe! Thousands of collectors from all around the world share our vision of what hobbyDB can achieve, and are therefore pledging to help ensure the database remains as accurate as possible for everyone that uses it by contributing their time, help, and knowledge.

If you'd like to dedicate a small amount of time to improving a few pages on your favorite collectibles – it would not only enhance the database for everyone else's viewing pleasure, but you'd also be joining a cooperative of collectors who want to give this free tool back to the collecting world.

How else will hobbyDB help collectors? ⌄

As well as providing collectors with fun, practical tools, hobbyDB is building a powerhouse collector army! There's strength in numbers - with so many collectors onsite, we can easily poll them for what products they want to see get made and work with brands to make sure those products get to market (and since they can be sold on hobbyDB, we can also make sure collectors find them and they make mega-sales!) We've already worked with brands like Funko, the Hamilton Collection, Topps and are talking to many others!

We're also providing collectors with their very own space online to display their collections, connect with likeminded people who share their interests and passions and take some time out of a stressful world to enjoy their favorite things! As collectors, we know the importance of having a space to savor the things you love the most and hobbyDB is here for that!

Who has already invested? ⌄

Thanks to the support of our community, we raised $273,629 from 641 collectors and fans of hobbyDB. Prior to the crowdfunding round hobbyDB raised more than $4 million ($4,286,406) from 41 angel investors including from TV Producer Adam F. Goldberg (Schooled, The Goldbergs).